Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL FOURTH QUARTER AND

FULL YEAR 2025 RESULTS

Financial Highlights - Fiscal Full Year 2025 Compared to Fiscal Full Year 2024:

●	Revenue Increases 17.3% YoY

●	Gross Profit Increases 44.6% YoY

●	Returns to Full Year Profitability

HONG KONG – July 1, 2025 – Highway Holdings Limited (Nasdaq: HIHO) today reported results for the fiscal fourth quarter and fiscal year ended March 31, 2025. The Company notes that while its financial results continue to reflect the lasting impact of COVID-19 and its aftermath, it was able to achieve improvements in revenue and profitability for the fiscal full year 2025 compared to the fiscal full year 2024.

For the fiscal 2025 fourth quarter, net sales were $1.5 million compared to $1.4 million in the year ago period, reflecting the ongoing negative impact of the COVID-19 pandemic and subsequent boom and bust period, which led to a sudden reduction in sales and inventory imbalance at the Company’s customers and a material decline in new orders. Gross profit was $305,000 compared to $26,000 in the year ago period. Net loss for the fiscal 2025 fourth quarter was $315,000, or $0.07 per diluted share, compared to a net loss of $1.2 million, or $0.26 per diluted share in the year ago period.

Net sales for the fiscal year 2025 were $7.4 million compared to $6.3 million for the fiscal year 2024, reflecting the above noted negative impact of the COVID-19 pandemic. Gross profit for the fiscal year 2025 was $2.5 million with a gross margin of 33%, compared to $1.7 million and 27% percent for the fiscal year 2024. Net income for the fiscal year 2025 was $106,000, or $0.02 per diluted share, compared with a net loss of $959,000, or $0.22 per diluted share, in the fiscal year 2024.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “The lasting impacts of COVID-19 and its aftermath, along with ongoing geopolitical challenges, including the ongoing Ukraine-Russia war and the U.S.-China trade war with business damaging tariffs, have kept our traditional OEM business under pressure as most of our customers’ businesses remain significantly weaker than pre-pandemic levels. Recovery has been affected by the multiple headwinds with business softer as many customers are still searching for a path to sustainable recovery. We have remained focused during this challenging period and were able to achieve some progress with growth in revenue and profitability for the fiscal full year 2025 compared to the fiscal full year 2024.”

“Recognizing this business reality, we have been actively pursuing new growth avenues both organically and through strategic acquisitions. For example, we slowed down the M&A process with Synova since it was also impacted by the negative headwinds but we pivoted to due diligence on other opportunities. We believe that in this difficult time it is actually the best opportunity to find new OEM business. This all takes time, however, being conservative in all our approaches resulted in our still strong financial position with total equity of $6.3 million as of March 31, 2025, representing approximately $1.42 per diluted share, giving us the financial strength to best position the company for growth. With a strengthened Board and getting younger managers involved in the company’s decision making, we believe 2025 will mark the beginning of a new lease on life for the company.”

The company reported a $124,000 currency exchange gain for the fiscal year 2025 compared with a $198,000 currency exchange gain in the fiscal year 2024. The currency exchange gain in the current year was mainly due to the weakened Kyat. The Company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s cash balance at March 31, 2025 was approximately $6 million, or approximately $1.36 per diluted share. Total current assets at March 31, 2025, were $8.6 million, with working capital of $5.5 million and a current ratio of 2.8:1

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, the political situation in Myanmar, relations between the U.S. and China, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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For further information, please contract :

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)

	2025	2024	2025	2024

Net sales	$1,487	$1,420	$7,412	$6,321
Cost of sales	1,182	1,394	4,942	4,613
Gross profit	305	26	2,470	1,708
Selling, general and administrative expenses	957	749	3,005	2,477
Impairment of property, plant and equipment	-	335	-	335
Impairment of operating lease right of use assets	-	527	-	527
Operating income/(loss)	(652)	(1,585)	(535)	(1,631)

Non-operating items

Exchange gain/(loss), net	(20)	140	124	198
Interest income	56	92	203	248
Gain on disposal of assets	333	14	333	16
Other income	6	2	22	30
Total non-operating income / (expenses)	375	248	682	492

Share of profits / (loss) of equity investee	-	-	-	-
Net income/(loss) before income tax and non-controlling Interest	(277)	(1,337)	147	(1,139)
Income taxes	(38)	154	(38)	161
Net income/(loss) before non-controlling interests	(315)	(1,183)	109	(978)

Less: Net gain / (loss) attributable to non-controlling Interests	0	(1)	3	(19)
Net income/(loss) attributable to Highway Holdings Limited shareholders	$(315)	$(1,182)	$106	$(959)

Net income/(loss) per share:
Basic	$(0.07)	($0.26)	$0.02	$(0.22)
Diluted	$(0.07)	$(0.26)	$0.02	$(0.22)

Weighted average number of shares outstanding:
Basic	4,402	4,474	4,402	4,373
Diluted	4,402	4,474	4,402	4,373

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2025	2024
Current assets:
Cash and cash equivalents	$5,972	$6,601
Accounts receivable, net of doubtful accounts	1,022	1,253
Inventories	1,146	1,566
Prepaid expenses and other current assets	430	226
Income tax recoverable	-	-
Total current assets	8,570	9,646

Property, plant, and equipment, (net)	94	-
Operating lease right-of-use assets	784	1,375
Long-term deposits	11	202
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$9,554	$11,318

Current liabilities:
Accounts payable	$613	$935
Operating lease liabilities, current	623	588
Accrual expenses and other liabilities	1,274	1,789
Income tax payable	486	480
Dividend payable	81	45
Total current liabilities	3,077	3,837

Long term liabilities:
Operating lease liabilities, non-current	187	803
Deferred income taxes	-	-
Long term accrued expenses	23	40
Total liabilities	3,287	4,680

Shareholders' equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	44
Additional paid-in capital	12,178	12,117
Accumulated deficit	(5,437)	(5,015)
Accumulated other comprehensive income /(loss)	(516)	(501)
Non-controlling interest	(2)	(7)
Total equity	6,267	6,638
Total liabilities and shareholders' equity	$9,554	$11,318

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